Exhibit 99.2

KIMBER ANNOUNCES CLOSING OF C$12,719,000 OFFERING

December 23, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) ("Kimber" or the "Company") is pleased to announce that it has today closed the overnight marketed financing announced December 6, 2010 (the “Offering”). The Company has issued 9,085,000 units (the “Units”) at a price of C$1.40 per Unit for gross proceeds of C$12,719,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant (a "Warrant") will entitle the holder to purchase one common share of the Company for a period of two years following the closing of the Offering at a price of C$1.80.

The Offering was led by a syndicate of underwriters (the “Underwriters”). The Underwriters received a cash commission of 6.5% of the gross proceeds raised through the Offering, except with respect to the sale of 715,000 Units to certain purchasers introduced by the corporation (the “President’s List”) in which a cash commission of 4% was paid to the Underwriters. The Underwriters also received warrants (“Underwriter Warrants”) equal to 6.5% of the Units issued through the Offering, excluding Units deemed as part of the President’s List. Each Underwriter Warrant shall be exercisable to acquire one common share of the Company at an exercise price of C$1.40 for a period of 24 months from closing.

The Company intends to use the net proceeds of the Offering for exploration and development of the Monterde property, including further drilling and the completion of a Pre-feasibility study, and for working capital.

The Units, common shares and Warrants offered have not been registered under the U.S. Securities Act of 1933, as amended, (the "U.S. Securities Act"), or any applicable state securities laws of the United States and may not be offered or sold in the United States or to, or for the account or benefit of "U.S. persons" (as defined in Regulation S of the U.S. Securities Act) absent such registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

A copy of the short form prospectus in respect of the Offering may be obtained by visiting SEDAR at www.sedar.com.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The recent completion of the Preliminary Assessment for Monterde represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies of the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements under United States and Canadian securities laws, including statements regarding the anticipated pricing and closing of the Offering, estimates of mineral resources at Monterde, the Preliminary Assessment of the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "expected", "lead", "intend", "hopes", "believe", "may", "will", "if", "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber's operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, and risks related to the use of inferred mineral resources in the Preliminary Assessment, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber's latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber uses certain terms on its website (and certain press releases), such as "measured," "indicated," and "inferred," "resources," which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading "Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates" in our latest annual report on Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.